UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 22, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Innocoll AG

File No. 333-196910 - CF#35244

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Innocoll Holdings PLC (successor to Innocoll AG) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on June 19, 2014, as amended.

Based on representations by Innocoll Holdings PLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through June 20, 2020
Exhibit 10.5	through June 20, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary